The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-37919

PRELIMINARY PROSPECTUS SUPPLEMENT (Subject to Completion)	Issued January 6, 2004
(To Prospectus dated November 18, 1997)

3,500,000 Shares

COMMON STOCK

We are offering 3,500,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “KE.” On January 5, 2004, the last reported sale price of our common stock as reported on the NYSE was $20.80 per share.

Investing in our common shares involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement.

PRICE $                    PER SHARE

Underwriting Discounts
	Price to Public	and Commissions	Proceeds to Us

Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 525,000 shares of our common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common stock to purchasers on January   , 2004.

MORGAN STANLEY

WACHOVIA SECURITIES

January      , 2004

      As used in this prospectus supplement, references to “we,” “our,” the “Company” and “Koger” and similar references are to Koger Equity, Inc. and its consolidated subsidiaries unless otherwise expressly stated or the context otherwise requires.

      This prospectus supplement is a supplement to the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, this prospectus supplement will apply and supercede the information in the accompanying prospectus. It is important for you to read and carefully consider all information contained in this prospectus supplement and the accompanying prospectus. You should also read and carefully consider the information in the documents we have referred you to in “Incorporation of Certain Documents by Reference.”

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus supplement and the accompanying prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the registered shares to which they relate, nor is this prospectus supplement or the accompanying prospectus an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. When we or the underwriters deliver this prospectus supplement or the accompanying prospectus or make a sale pursuant to this prospectus supplement or the accompanying prospectus, neither we nor the underwriters are implying that the information is current as of the date of the delivery or sale.

ii

PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information regarding our business, the common stock being sold in this offering and our financial statements and the notes thereto included in or incorporated by reference in this prospectus supplement and the accompanying prospectus.

KOGER EQUITY, INC.

      Koger Equity, Inc. is a self-administered and self-managed equity real estate investment trust, or REIT, which develops, owns, operates, leases and manages urban and suburban office buildings in metropolitan areas in the southeastern United States and Texas. As of September 30, 2003, our portfolio of assets consisted of 126 office buildings totaling 9.21 million rentable square feet located in 18 urban and suburban office projects in 10 metropolitan areas in the southeastern United States and Texas. Over the last three years, we have undertaken a substantial repositioning of our portfolio by exiting certain non-core secondary and tertiary markets and focusing our operations and growth in other markets, including Atlanta, Dallas, Houston and southeastern Florida. As of September 30, 2003, the office projects in our portfolio were on average 82% occupied and the average annual base rent per rentable square foot occupied was $17.28.

      We are committed to an investment strategy focused on acquiring and developing Class A assets with strong long-term appreciation potential. Our core markets are characterized by diversified and high-growth economies with established office markets and proven liquidity. We target in-fill locations with irreplaceable transportation access, proximity to desirable housing stock and other retail and cultural amenities.

      We are committed to providing a high level of tenant service. We provide leasing, management and other customary tenant-related services for each of the properties we manage. In addition to managing most of our own properties, for the past several years we have provided property and asset management services through our wholly-owned subsidiaries for office buildings owned by third parties. Currently, however, we are not providing property and asset management services for any office buildings owned by third parties, though we may decide to do so again in the future.

      As of September 30, 2003, we also owned approximately 55.8 acres of unimproved land held for development, approximately 15.5 acres of unimproved land held for sale and approximately 6 acres of land which is not suitable for development. A majority of the land held for development adjoins five of our office projects, which have infrastructure, including roads and utilities, in place. The remaining land held for development adjoins properties that we sold during 2001. We intend over time to develop and construct office buildings using this land and we may decide to acquire additional land for development in the future.

Competitive Advantages

      We have benefited, and expect to continue to benefit, from the following competitive advantages:

      Superior Property Management. Our senior management team has an average of 22 years of experience in the real estate industry. Each of our office properties is maintained by an on-site, full-service, professional staff.

      Acquisition Expertise. Since the beginning of 1998, we have acquired over 4.1 million square feet of office space for approximately $472 million, excluding our expected acquisition of the Atlantic Center Plaza and joint venture investment in the Broward Financial Centre property. We intend to continue to acquire well located Class A suburban office properties in our existing and new markets that we believe are well-positioned to experience job growth in excess of the national averages in connection with an economic recovery. These markets are large and liquid and are historically characterized by active institutional ownership and large national tenants.

      Development Expertise and Available Land Holdings. Since the beginning of 1998, we have developed over 1.9 million square feet of office space. We also hold approximately 55.8 acres of unimproved land which we intend to develop in the future.

      We are organized as a Florida corporation. Our executive offices are located at 225 NE Mizner Boulevard, Suite 200, Boca Raton, Florida 33432. Our telephone number is (561) 395-9666.

Recent Acquisition Activity

      Our business plan includes taking advantage of acquisition opportunities throughout the market cycle. Generally, the environment for acquisitions has been favorable for us, as we have been able to identify acquisition opportunities for under-performing assets during the recent downturn in the economy. We target in-fill locations within our core markets which benefit from proximity to the most desirable residential neighborhoods, cultural and retail amenities and existing or proposed transportation infrastructure. We typically focus on opportunities to acquire under-performing Class A assets at discounts to replacement cost with a value-add component to the investment, which may include redevelopment of the property through capital investment and/or repositioning of the property within its market. We also seek to acquire stabilized assets that will provide good long-term value and cash flow for our shareholders.

      The following table sets forth certain information regarding our recent acquisition and investment activity.

			Purchase Price/	Year Built/
Property	Location	Acquisition Date	Investment	Renovated	Sq. Ft

Atlantic Center Plaza	Atlanta, Georgia	First Quarter 2004 (1)	$116.5 million	2001	502,000
Broward Financial Centre	Ft. Lauderdale, Florida	January 2004(2)	$4.5-$5 million (2)	1985	325,000
McGinnis Park	Alpharetta, Georgia	December 2003	$14.0 million (3)	1999 & 2001	201,000
Rosemeade Building	Dallas, Texas	September 2003	$17.9 million	1997	152,163
CIGNA Plaza	Dallas, Texas	September 2003	$15.2 million	1998	127,226
The Lakes on Post Oak	Houston, Texas	December 2002	$101.5 million	1978-82	1,204,852
Atlanta Three Ravinia	Atlanta, Georgia	January 2002	$125.0 million	1991	804,528

(1)	Anticipated closing date.
(2)	Anticipated closing date. Represents our 30% investment interest in a joint venture to acquire the property, as further described below.
(3)	Represents our 75% investment interest in a joint venture to acquire the property, as further described below.

     Agreement to Acquire Atlanta, Georgia Property. On January 6, 2004, we entered into an agreement to acquire a Class A property located in Atlanta, Georgia known as the Atlantic Center Plaza for a purchase price of $116.5 million, including our anticipated assumption of approximately $86.0 million in debt. The Atlantic Center Plaza, built in 2001, has 23 floors and contains an aggregate of approximately 502,000 square feet. According to records provided by the seller of the property, the property currently has an occupancy rate of 86%. Atlantic Center Plaza is well located in the midtown submarket of Atlanta and is anchored by a national law firm which occupies approximately 229,000 square feet, or approximately 46%, of the property and whose lease expires in October 2013. Approximately 78% of the in-place leases at Atlantic Center Plaza expire after 2011. The debt we anticipate assuming consists of a $76.0 million loan and a $10.0 million mezzanine loan, both of which are secured by a lien on the property. Both loans have a three year term remaining, variable interest rates and require us to execute an interest rate cap agreement. If we acquire the Atlantic Center Plaza, we have a one-time option from the lender to prepay, for a fee, the mezzanine loan and up to $6 million of the secured loan on the closing date. Subject to satisfaction of customary closing conditions, we expect to complete the acquisition of the Atlantic Center Plaza in the first quarter of 2004; however, there can be no assurance that this transaction will close. We expect to fund a portion of this purchase with the net proceeds from this offering, and to the extent necessary, with borrowings under our revolving credit facility. Atlantic Center Plaza will be managed by a third party that is an affiliate of the seller.

      Joint Venture Investment for Fort Lauderdale, Florida Property. On October 31, 2003, through a newly formed DownREIT limited partnership, Koger BFC, Ltd., we provided our portion of a non-refundable deposit for the acquisition of all of the partnership interests in a partnership that owns an office building known as Broward Financial Centre, which is located in Fort Lauderdale, Florida and contains approximately

325,000 square feet of rentable space. The transaction is expected to close in January 2004. The newly formed Koger BFC, Ltd. will enter into a joint venture with Investcorp Properties Limited of New York to make the acquisition and have a 30% interest in the joint venture. Our total investment in this joint venture is currently estimated to be between $4.5 million and $5.0 million, including closing costs and fees. This transaction represents our first transaction with an institutional partner. We expect our returns on this investment to be enhanced by various fees payable to us by the partnership, including management fees, leasing commissions, and a promoted interest if certain thresholds are achieved. Thomas J. Crocker, our chief executive officer, has a 50% ownership interest in entities which own approximately 14% of the selling partnership. These entities, which Mr. Crocker has an interest in, will contribute their partnership interests to the newly formed Koger BFC, Ltd. in exchange for limited partnership units of Koger BFC, Ltd. It is estimated that approximately 40% of the limited partnership units of Koger BFC, Ltd. will be owned by the entities in which Mr. Crocker has an interest. This acquisition was approved by our independent directors and the pricing was determined by Investcorp, the 70% equity investor in the partnership. An affiliate of Wachovia Securities, one of the underwriters in this offering, has provided financial advisory services to us in connection with this transaction.

      Joint Venture Investment for Alpharetta, Georgia Property. On December 30, 2003, our wholly-owned subsidiary, Koger McGinnis Park, LLC, entered into a joint venture which acquired two Class A mid-rise office buildings and 8.5 acres of undeveloped land suitable for development, located in the McGinnis Park office complex in Alpharetta, Georgia, a submarket of Atlanta. The two existing buildings contain approximately 201,000 square feet of rentable office space. Koger McGinnis Park, LLC has a 75% interest in the joint venture and Triangle W/Development (the seller of the property) owns the other 25% interest. Our total investment in this joint venture is currently approximately $14.0 million, including closing costs and fees. We funded this investment with borrowings under our revolving credit facility. The joint venture assumed a $979,000 mortgage on the undeveloped land. The joint venture anticipates securing a mortgage on the office buildings during the first quarter of 2004, and all of the net proceeds of the financing will be distributed to Koger McGinnis Park, LLC. We will receive a cumulative preferred return of 10% of the annual cash flow, after which we will receive 75% and Triangle W/Development will receive 25% of the annual cash flow. Upon the sale or refinancing of the assets, we will receive a cumulative preferred return of 15% and all of our capital, prior to Triangle W/Development receiving any net sales or refinancing proceeds. Triangle W/Development will subsequently receive all of its capital back and the next tier of capital proceeds will be allocated 25% to us and 75% to Triangle W/Development until Triangle W/Development receives $3.4 million, after which all remaining proceeds will be shared equally.

      Acquisition of Dallas, Texas Properties. On September 11, 2003, we completed the acquisition of the Rosemeade Building and CIGNA Plaza in the metropolitan Dallas, Texas area for approximately $33.1 million. The two office buildings contain an aggregate of approximately 280,000 square feet of rentable space. As of September 30, 2003, the Rosemeade Building and CIGNA Plaza were 100% and 92% occupied, respectively. These properties were acquired for cash, which included proceeds from our September 2003 issuance of our Series A preferred stock.

      Acquisition of Houston, Texas Property. On December 6, 2002, we acquired The Lakes on Post Oak, a 1.2 million square foot, suburban office building complex, including three towers, located in Houston, Texas, for approximately $101.5 million plus other transaction costs. This acquisition represents our first acquisition in the Houston market. We believe that the Houston market possesses qualities similar to our other core markets, including a diversified and growing economic base, size, liquidity and concentration of national tenants. As of September 30, 2003, the buildings were 75% occupied. This acquisition was funded using a $77 million term loan and borrowings under our secured revolving credit facility.

Recent Declaration of Dividends

      On November 11, 2003, our board of directors declared a quarterly dividend of $0.35 per share payable February 5, 2004 to shareholders of record on December 31, 2003. The shares of common stock offered hereby will be delivered after the December 31, 2003 record date. Accordingly, purchasers of our common stock in this offering will not receive the dividend payable on February 5, 2004.

THE OFFERING

Common stock offered by us	3,500,000 shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds from the offering to pay down our secured revolving credit facility and for general corporate purposes and acquisitions, including to fund the cash portion of the approximately $118.8 million acquisition cost of the Atlantic Center Plaza in Atlanta, Georgia, which includes approximately $2.3 million of related closing costs and the assumption of approximately $86.0 million in mortgage debt, up to $16.0 million of which may be prepaid upon completion of the acquisition. A portion of the balance to be paid down on our secured revolving credit facility is the result of the recent borrowings to fund our investment in the McGinnis Park properties and expected borrowings to fund our investment in the Broward Financial Centre property. Pending the application of the proceeds of this offering, or if we do not complete the Atlantic Center Plaza acquisition or have excess net proceeds, we intend to invest the net proceeds in investment grade short-term investments until they can be efficiently deployed. See “Use of Proceeds.”

New York Stock Exchange Symbol	KE

      The number of common shares to be outstanding after this offering is based upon           shares outstanding as of January   , 2004. This number excludes                               common shares reserved for issuance on the exercise of options which we have granted and which are outstanding on January   , 2004,      of which are currently exercisable.

      Unless we specifically state otherwise, the information in this prospectus supplement does not take into account the sale of up to 525,000 shares of our common stock that the underwriters have the option to purchase from us to cover over-allotments.

SUMMARY FINANCIAL DATA

      The following table sets forth our summary consolidated financial data for the nine months ended September 30, 2003 and 2002 and for the years ended December 31, 1998 through 2002, and should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations, which is included in our periodic reports, and the consolidated financial statements and notes thereto all of which are incorporated by reference herein. Our summary operating, balance sheet and other data for the years ended December 31, 1998 through 2002 and for the periods then ended have been derived from our audited financial statements. The unaudited financial data for the nine months ended September 30, 2003 and 2002 includes all adjustments, consisting of normal recurring accruals, which we consider necessary for the fair presentation of our financial position and results of operations for such periods. The results for the nine month period ended September 30, 2003 may not be indicative of the results to be expected for the full year.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	($ in thousands, except ratios, per share and property data)
Operating Data:
Rental revenues and other rental services	$107,407	$94,286	$126,404	$165,623	$164,733	$156,153	$133,663
Interest income	179	329	405	776	703	457	446
Total operating revenues(1)	107,743	96,878	129,751	169,703	166,526	158,537	135,940
Expense
Property operation	41,949	34,233	46,235	61,608	61,868	60,582	53,719
Depreciation and amortization	24,537	19,915	27,908	35,099	34,244	31,477	27,454
Mortgage and loan interest	22,059	17,864	25,145	26,112	28,157	22,730	17,543
General and administrative expense	8,415	8,428	11,381	8,412	20,217	8,633	6,953
Dividends on preferred stock	371	—	—	—	—	—	—
Net income available to common shareholders	11,011	13,882	16,423	73,223	27,153	36,586	29,602
Earnings per share—diluted	0.52	0.65	0.77	2.75	1.01	1.35	1.10
Dividends declared per common share	1.05	1.05	1.40	3.14	1.40	1.35	1.15
Weighted average shares outstanding—diluted	21,377	21,407	21,378	26,610	26,962	27,019	26,901
Balance Sheet Data (end of period):
Operating properties (before depreciation)	$934,374	$789,736	$897,158	$663,286	$946,780	$927,523	$872,183
Undeveloped land	13,036	13,855	13,826	13,855	13,975	17,137	20,535
Total assets	836,169	695,504	805,085	690,585	851,022	885,739	834,995
Mortgages and loans payable	394,128	314,994	431,698	248,683	343,287	351,528	307,903
Total shareholders’ equity	404,355	348,419	343,068	354,542	448,493	467,826	464,763
Other Data:
Funds from operations(2)	$34,717	$33,473	$43,834	$69,681	$56,107	$65,011	$56,486
Income before interest expense, income taxes, total depreciation and amortization	$57,956	$51,773	$69,063	$135,118	$89,533	$90,980	$75,555
Number of buildings (at end of period)	126	121	124	120	194	218	251
Percent occupied (at end of period)	82%	86%	84%	90%	90%	93%	90%

(1)	Certain amounts have been reclassified for comparability with current year presentation.

(2)	Funds from operations (FFO) is a non-GAAP financial measure. We believe that funds from operations is a useful measure of the performance of an equity REIT. Funds from operations should not be considered as an alternative to net income as an indication of our financial performance, or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our financial liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of our cash needs. While we believe our calculation of FFO generally conforms with the National Association of Real Estate Investment Trusts’ (“NAREIT”) definition of FFO, our method of calculating FFO may be different from methods used by other REIT’s and the method preferred by NAREIT. Funds from operations is calculated as follows:

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(in thousands)
Net income available to common shareholders	$11,011	$13,882	$16,423	$73,223	$27,153	$36,586	$29,602
Real estate related depreciation	21,728	18,493	25,889	32,261	31,720	28,800	25,146
Real estate related amortization—deferred tenant costs	1,264	1,080	1,523	2,172	1,923	2,132	1,464
Amortization—goodwill	—	—	—	170	170	170	170
Real estate related amortization—fair value of acquired leases	1,303	—	—	—	—	—	—
Minority interest	—	20	20	1,044	1,156	1,174	139
Gain on sale or disposition of operating properties	—	—	—	(39,189)	(5,963)	(3,846)	—
Gain on sale or disposition of non-operating assets	(589)	(2)	(21)	—	(52)	(5)	(35)

Funds from operations	$34,717	$33,473	$43,834	$69,681	$56,107	$65,011	$56,486

RISK FACTORS

      Investing in our common stock involves risks. As with other publicly traded securities, the value of our common stock will depend upon various market conditions and other factors which may change from time to time. In particular, the market value of our common stock may fluctuate depending on the extent of investor interest in our company and the market’s perception of us, including our growth potential and the value of our assets. Specific factors which could adversely affect our financial condition, our results of operations or the market’s perception of us and hence the market value of our common stock are discussed below. Additionally, much of the business information, as well as the financial and operational data, contained in our risk factors is updated in our subsequent periodic reports. Although we have tried to discuss key factors, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Each of the risks described could result in a decrease in the value of our securities and your investment therein.

Risk Related to the Offering

If we do not complete the acquisition of the Atlantic Center Plaza, the offering will have a significant dilutive impact on our earnings per share of common stock until we are able to efficiently deploy the proceeds.

      We intend to use the net proceeds from the offering for general corporate purposes and acquisitions, including to fund the cash portion of the approximately $118.8 million acquisition cost of the Atlantic Center Plaza in Atlanta, Georgia, which includes approximately $2.3 million of related closing costs and the assumption of approximately $86.0 million in mortgage debt. If we do not complete the acquisition or we do not need all the proceeds of the offering to acquire the Atlantic Center Plaza, the offering will have a significant dilutive impact on our earnings per share of common stock until we are able to efficiently deploy the proceeds.

Risks Related to Real Estate Financing and Investments

Our use of leverage can adversely impact our operation, cash flow, and ability to make distributions and our financial condition will be negatively impacted if we cannot repay or refinance our indebtedness as it becomes due.

      We are subject to risks normally associated with debt financing, including:

•	the risk that our cash flow will be insufficient to meet required payments of principal and interest;

•	the risk that the existing debt with respect to our properties, which in most cases will not have been fully amortized at maturity, will not be able to be refinanced; and

•	the risk that the terms of any refinancing of any existing debt will not be as favorable as the terms of the existing debt.

      At September 30, 2003, we had outstanding debt of approximately $394.1 million, all of which is secured by liens on certain of our properties. Approximately $211.9 million of this debt will mature by 2007. Our $100 million secured revolving credit facility, none of which was outstanding as of September 30, 2003, matures in December 2004. In connection with our proposed acquisition of Atlantic Center Plaza, we may incur up to an additional $86.0 million of secured debt. If principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, we expect that our cash flow will not be sufficient to repay our debts maturing in 2004 and 2007 referenced above. Furthermore, prevailing interest rates or other factors at the time of refinancing, such as the reluctance of lenders to make commercial real estate loans, may result in higher interest rates upon refinancing than the interest rates on the existing debt. Consequently, the interest expense relating to the refinanced debt would increase and adversely affect our cash flow and the amount of distributions we could make to our shareholders. Where we mortgage a property to secure payment of debt, if we are unable to meet the mortgage payments, then the mortgagee may foreclose upon, or otherwise take control of, the mortgaged property, with a consequent loss of income and asset value to us.

Increases in interest rates on our variable rate debt could increase our interest expense, which would adversely affect our cash flow and our ability to pay dividends to our shareholders.

      At September 30, 2003, we had a $100 million secured revolving credit facility and $78.5 million of term loans with variable interest rates, and we may incur additional variable rate debt in the future. Increases in interest rates on this variable rate debt could increase our interest expense and adversely affect our cash flow and our ability to pay dividends to our shareholders. We may be required to purchase interest rate protection products in connection with our future variable rate debt, which may further increase our borrowing costs.

Our board of directors can increase our total debt ratio without shareholder approval and any such increase could adversely affect our cash flow and cash available for distribution to our shareholders.

      As of September 30, 2003, the ratio of our total consolidated debt to the sum of the market value of our issued and outstanding capital stock plus our total consolidated debt was approximately 50%. Our policy regarding this debt to total market capitalization ratio is not subject to any limitation in our organizational documents. Accordingly, our board of directors could establish policies which would allow us to increase our debt to total market capitalization ratio, subject to any existing debt covenants. If this action were taken, we could become more highly leveraged, resulting in increased debt service costs that (a) could adversely affect our cash flow and, consequently, the amount of cash available for distribution to our shareholders and (b) could increase the risk of default on our debt.

      For purposes of establishing and evaluating our debt policy, we measure our leverage by reference to our total market capitalization rather than by reference to the book value of our assets, which are mainly comprised of the depreciated value of real property, our primary tangible asset. We use total market capitalization because we believe the book value of our assets does not accurately reflect our ability to borrow and meet debt service requirements. Our market capitalization is more variable than book value, however, and does not necessarily reflect the fair market value of our assets at all times. We consider factors other than our market capitalization in making decisions regarding the incurrence of indebtedness, however, such as the purchase price of properties to be acquired with debt financing, the estimated market value of our properties upon refinancing and our ability to generate cash flow to cover expected debt service expenses.

Since our properties are concentrated in the southeastern United States and Texas, our performance and ability to pay dividends to shareholders is dependent on economic conditions in the markets where our properties are located.

      Our revenues and the value of our properties may be affected by a number of factors, including (a) the regional and local economic climates of the metropolitan areas in which our properties are located, which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors, and (b) the regional and local real estate conditions in these areas, including oversupply of, or reduced demand for, office and other competing commercial properties. All of our office projects are located in the southeastern United States and Texas. There is also the risk of over building in certain sub-markets located in markets which we currently serve. While we have generally avoided acquiring or developing property in over built sub-markets, over built conditions may occur in sub-markets where we currently own properties. Our performance and ability to pay dividends to shareholders is dependent on economic conditions in the markets where our properties are located. Our historical growth has occurred during periods when the economy in the southeastern United States has out-performed the national economy. There can be no assurance as to the continued growth of the economy in the southeastern United States and Texas or our future growth rate.

We have a significant number of leases with the State of Florida, if these leases are terminated early or not renewed, our performance and ability to pay dividends to shareholders could be adversely impacted.

      At September 30, 2003, we had 40 leases with various departments and agencies of the State of Florida which totaled approximately 690,000 rentable square feet, which represents approximately 7.5% of our total rentable square feet. The majority of these leases are for space in our office projects located in Tallahassee, Florida. These leases have provisions for early termination for various reasons, including lack of budget appropriations. During times of recession and government shortage measures, the State of Florida may be subject to budget reductions and may decide to terminate certain of its leases prior to the contractual lease expiration date. In addition, these leases provide the State of Florida with the right to terminate, without penalty, prior to the contractual lease expiration date in the event a State owned building becomes available for occupancy upon giving six months advance written notice to us. During 2002, the State of Florida announced its intention to eliminate its Department of Labor, which had a direct impact on our property in Tallahassee. We are currently evaluating the long-term impact of this reorganization and are in negotiations with other state departments to reassign the vacated space.

If we are unable to promptly relet or renew leases as they expire, our cash flow and ability to pay expected dividends to our shareholders may be adversely affected.

      We are subject to the risks that upon expiration of leases for space located in our buildings (a) such leases may not be renewed, (b) such space may not be relet or (c) the terms of renewal or reletting, taking into account the cost of required renovations, may be less favorable than the current lease terms. Leases on a total of 14% and 13% of the total rentable square feet leased in our buildings will expire in 2004 and 2005, respectively. If we are unable to promptly relet, or renew the leases for, a substantial portion of the space located in our buildings, or if the rental rates upon such renewal or reletting are significantly lower than expected rental rates, or if our reserves for these purposes prove inadequate, our cash flow and ability to pay expected dividends to our shareholders may be adversely affected.

If our tenants declare bankruptcy or are unable to make rental payments, our cash flow and ability to pay dividends to shareholders will be adversely affected.

      At any time, a tenant of our building(s) may seek the protection of the bankruptcy laws, which could result in the rejection and termination of such tenant’s lease and thereby cause a reduction in our cash flow and ability to pay dividends to shareholders. No assurance can be given that tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, tenants from time to time may experience a downturn in their business which may weaken their financial condition and result in their failure to make rental payments when due. If a tenant’s lease is not affirmed following bankruptcy or if a tenant’s financial condition weakens, our income may be adversely affected.

If our properties do not generate revenues sufficient to meet operating expenses, our cash flow and ability to pay dividends to shareholders will be adversely affected.

      Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend in large part on the amount of income generated and expenses incurred. If our properties do not generate revenues sufficient to meet operating expenses, including current levels of debt service, tenant improvements, leasing commissions and other capital expenditures, we may have to borrow additional amounts to cover fixed costs and our cash flow and ability to pay dividends to shareholders will be adversely affected.

      Our net revenues and the value of our properties may be adversely affected by a number of factors, including:

•	national, regional and local economic climates;

•	regional and local real estate conditions;

•	the perceptions of prospective tenants as to the attractiveness of our properties;

•	our ability to provide adequate management, maintenance and insurance; and

•	increased operating costs, including real estate taxes and utilities.

      In addition, real estate values and income from properties are affected by applicable laws, including tax laws, interest rate levels and the availability of financing.

Since real estate investments are generally illiquid, our ability to adapt to changing economic and other conditions will be limited.

      Equity real estate investments are relatively illiquid. Such illiquidity will limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In the event of a downturn in the economy, we may suffer a material adverse impact to the value of our investments.

We face intense competition that affects our ability to lease properties and our failure to attract and retain tenants could adversely impact our cash flow and ability to pay dividends to shareholders.

      Numerous office buildings compete with our properties in attracting tenants to lease space. Some of these competing buildings are newer, have better locations or have better capitalizations. We believe that major national or regional commercial property developers will continue to seek development opportunities in the southeastern and southwestern United States. These developers may have greater financial resources than we do. The number of competitive commercial properties in a particular area could have a material adverse effect on our ability to lease space in our office projects or at newly developed or acquired properties or on the amount of rents charged. In order to secure tenants or remain competitive, we may have to increase our marketing and administrative efforts and related expenses in connection with filling vacant space, reduce the rent we require tenants to pay, and make modifications to our properties. Such efforts, as well as our failure to attract and retain tenants, could adversely impact our cash flow and ability to pay dividends to shareholders.

We face numerous and changing regulations that result in significant unanticipated expenditures that could have an adverse effect on our cash flow and ability to pay dividends.

      General. Our properties are subject to various federal, state and local regulatory requirements, such as requirements of the Americans with Disabilities Act (the “ADA”) and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. We believe that our properties are currently in substantial compliance with all these regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures that could have an adverse effect on our cash flow and ability to pay dividends.

      ADA. Under the ADA, all public accommodations and commercial facilities are required to meet certain federal requirements relating to access and use by disabled persons. These requirements became effective in 1992. Compliance with the requirements of the ADA could require removal of access barriers and non-compliance could result in the imposition of fines by the U.S. Government or an award of damages to private litigants. Although we believe our properties are substantially in compliance with these requirements, we may incur additional costs to comply with the ADA. Although we believe that such costs will not have a material adverse effect, if required changes involve a greater expenditure than we currently anticipate, our ability to pay dividends to shareholders could be adversely affected.

      Environmental Liabilities. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. These laws typically impose clean-up responsibility and liability without regard to whether the owner knew, or caused the presence, of the contaminants, and the liability under these laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of environmental contaminants may be substantial, and the presence of these substances, or the failure to properly remediate the contamination on the property, may adversely affect the owner’s ability to sell or rent such property or to borrow using such property as collateral. Any person who arranges for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility also may be liable for the costs of removal or remediation of a release of hazardous or toxic substances at the disposal or treatment facility, whether or not the facility is owned or operated by the person. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs that it incurs in connection with the contamination. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

      Certain federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos-containing materials when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of asbestos-containing materials and may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with these materials. In connection with our ownership and operation of properties, we may be potentially liable for costs associated with asbestos-containing materials.

      Our environmental assessments of our properties have not revealed any environmental liability that we believe would have a material adverse effect on our business, assets or results of operations taken as a whole, nor are we aware of any such material environmental liability. Nevertheless, it is possible that our assessments did not reveal all environmental liabilities or that there are material environmental liabilities of which we are unaware. Moreover, there can be no assurance that future laws, ordinances or regulations will not impose any material environmental liability or that the current environmental condition of our properties will not be affected by tenants, by the condition of land or operations in the vicinity of our properties, such as the presence of underground storage tanks, or by third parties unrelated to us.

If we suffer an uninsured loss or a loss exceeding our policy limits, we could lose both the capital invested in, and anticipated profits from, one or more of our properties.

      We currently carry comprehensive liability, fire, and flood (where appropriate), extended coverage and rental loss insurance with respect to our properties, with policy specifications and insured limits customary for similar properties. There are, however, certain types of losses, such as from earthquakes, wars or certain acts of terrorism, including nuclear, chemical, and biological attacks, that may be either uninsurable or not economically insurable. Should an uninsured loss or a loss exceeding policy limits occur, we could lose both the capital invested in, and anticipated profits from, one or more of our properties.

Since we own certain properties through partnership and joint venture arrangements, we may not maintain sufficient control of our investment to permit our business objectives to be achieved.

      Although we have generally owned 100% of the interests in all our properties, on December 30, 2003, we entered into a joint venture arrangement to acquire a 75% interest in two Class A mid-rise office buildings and undeveloped land suitable for development in the McGinnis Park office complex in Alpharetta, Georgia. Furthermore, in January 2004, we expect to enter into a joint venture arrangement to acquire a 30% interest in the Broward Financial Centre in Fort Lauderdale, Florida. In the future, we could, if then permitted by the covenants in our loan agreements and our financial position, participate with other entities in property ownership through partnerships or joint ventures. Partnership or joint venture investments may, under certain circumstances, involve risks not otherwise present in property ownership, including the possibility that (a) our partners or co-ventures might become bankrupt, (b) such partners or co-ventures might at any time have economic or other business interests or goals that are inconsistent with our business interests or goals, and (c) such partners or co-ventures may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, including our policy to maintain our qualification as a REIT. There is no limitation under our organizational documents as to the amount of available funds that may be invested in partnerships or joint ventures.

We may experience increases in our expenses, including debt service, as well as decreased occupancy rates as a result of inflation.

      We may experience increases in our expenses, including debt service, as a result of inflation. Our exposure to inflationary cost increases in property level expenses is reduced by escalation clauses, which are included in most of our leases. However, market conditions may prevent us from escalating rents. Inflationary pressure may increase operating expenses, including labor and energy costs and, indirectly, real estate taxes, above expected levels at a time when it may not be possible for us to increase lease rates to offset these higher operating expenses. In addition, inflation can have secondary effects upon occupancy rates by decreasing the demand for office space in many of the markets in which we operate.

An increase in market interest rates could reduce cash available for distribution to our shareholders and adversely affect the market price of our common stock.

      One of the factors that will influence the market price of our common stock in public markets is the annual dividend yield on the share price reflected by dividends paid by us as compared to the yields on other financial instruments. An increase in market interest rates may lead prospective investors to demand a higher annual yield which could reduce the market price of our common stock. An increase in market interest rates also could increase our debt service expense and thus, reduce cash available for distribution to our shareholders.

We face numerous development, construction and acquisition risks that could have an adverse effect on our cash flow and ability to pay dividends.

      Within the constraints of our policy concerning leverage, we have and will continue to develop and construct office buildings, particularly on our undeveloped land. Risks associated with our development and construction activities, including activities relating to our undeveloped land, may include:

•	abandonment of development opportunities;

•	construction costs of a property exceeding original estimates and possibly making the completion of a property uneconomical;

•	occupancy rates and rents at a newly completed property insufficient to make the property profitable;

•	unavailability of financing on favorable terms for development of a property; and

•	the failure to complete construction and lease-up on schedule, resulting in increased debt service expense and construction costs.

      In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management’s time and attention. Development activities are subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

      We will continue to acquire office buildings. Acquisitions of office buildings entail risks that investments will fail to perform in accordance with expectations. Estimates of the cost of improvements to bring an acquired building up to standards established for the market position intended for such building may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment.

      We anticipate that any future developments and acquisitions would be financed through a combination of internally generated cash, equity investments and secured or unsecured financing. If new developments are financed through construction loans, there is a risk that, upon completion of construction, permanent financing for newly developed properties may not be available or may be available only on disadvantageous terms.

We can change our investment, financing, borrowing, distribution, and other policies without shareholder approval, in a manner that could adversely affect our financial condition or results of operations or the market price of our common stock.

      Our investment, financing, borrowing and distribution policies, as well as our policies with respect to all other activities, including growth, capitalization and operations, are determined by our board of directors. Although the board of directors has no present intention to do so, these policies may be amended or revised at any time and from time to time at the discretion of the board of directors without a vote of our shareholders. A change in these policies could adversely affect our financial condition or results of operations or the market price of our common stock.

Our failure to qualify as a REIT may have a material adverse impact on your investment in our common stock.

      We believe that we qualify as a REIT under the Internal Revenue Code, which affords us significant tax advantage. The requirements for this qualification, however, are complex. If we fail to meet these requirements, our dividends will not be deductible by us and we will be subject to a corporate level tax on our taxable income. This would substantially reduce our cash available to pay dividends and your yield on your investment. In addition, incurring corporate income tax liability might cause us to borrow funds, liquidate some of our investments or take other steps that could negatively affect our operating results. Moreover, if our REIT status is terminated because of our failure to meet a REIT qualification requirement or if we voluntarily revoke our election we would be disqualified from electing treatment as a REIT for the four taxable years following the year in which REIT status is lost.

      Certain requirements for REIT qualification may in the future limit our ability to increase fee development, management and leasing operations conducted, and related services offered, by our subsidiaries without jeopardizing our qualification as a REIT.

Recent changes in taxation of corporate dividends may adversely affect the value of our common stock.

      The Jobs and Growth Tax Relief Reconciliation Act of 2003, which was enacted into law on May 28, 2003, among other things, generally reduces to 15% the maximum marginal rate of tax payable by domestic noncorporate taxpayers on dividends received from a regular C corporation. This reduced tax rate, however, will not apply to dividends paid to domestic noncorporate taxpayers by a REIT on its stock, except for certain limited amounts. Although the earnings of a REIT that are distributed to its stockholders still generally will be subject to less federal income taxation than earnings of a non-REIT C corporation that are distributed to its stockholders net of corporate-level income tax, this legislation could cause domestic noncorporate investors to view the stock of regular C corporations as more attractive relative to the stock of a REIT than was the case prior to the enactment of the legislation, because the dividends from regular C corporations will generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the individual’s other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the stock of REITs in general or on our common stock in particular, either in terms of price or relative to other investments.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain matters discussed in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, there can be no assurance that our expectations will be attained. Certain factors that could cause actual results to differ materially from our expectations are set forth under the caption “Risk Factors” herein and as risk factors in our SEC reports and filings, including our Annual Report on Form 10-K for the year ended December 31, 2002. You should carefully read these risk factors. Included among these factors are:

•	Changes in economic conditions, including changes in the economic conditions affecting industries in which our principal tenants compete, both generally and in the markets in which we concentrate.

•	The effect of market interest rates on the price of our common stock.

•	Our ability to timely lease or re-lease space at current or anticipated rents to creditworthy tenants.

•	Our ability to achieve economies of scale over time.

•	The demand for tenant services beyond those traditionally provided by landlords.

•	Changes in interest rates.

•	Changes in operating costs.

•	Our ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labor environment.

•	Future demand for our debt and equity securities.

•	Our ability to refinance our debt on reasonable terms at maturity.

•	Our ability to complete current and future development projects on schedule and on budget.

•	Discoveries of new or pre-existing environmental liabilities or non-compliance with environmental laws.

•	Other factors that may, from time to time, be discussed in our SEC reports and filings.

      Many of these factors are beyond our ability to control or predict. Forward-looking statements are not guarantees of performance. For forward-looking statements contained or incorporated by reference herein, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. We assume no obligation to update or supplement forward-looking statements that become untrue because of new information, changes in underlying assumptions or factors or subsequent events.

USE OF PROCEEDS

      The net proceeds to us from the sale of our common stock offered hereby will be approximately $           million, after deducting underwriting discounts and offering expenses payable by us (plus additional net proceeds of approximately $           million if the underwriters’ over-allotment option is exercised in full). We intend to use the net proceeds from this offering to pay down our secured revolving credit facility and for general corporate purposes and acquisitions, including, to fund a portion of the approximately $118.8 million acquisition cost of the Atlantic Center Plaza in Atlanta, Georgia. The acquisition cost includes approximately $2.3 million of related closing costs and our anticipated assumption of approximately $86.0 million in debt, up to $16.0 million of which may be prepaid upon completion of the acquisition. To the extent necessary, we may also use borrowings under our secured revolving credit facility to fund any remaining cash balance of the purchase price. As of December 31, 2003, we had $15.0 million in borrowings outstanding at an interest rate of 4.9% under our $100 million secured revolving credit facility, which matures in December 2004. On December 30, 2003, we used approximately $14.0 million of these borrowings to fund our joint venture investment in the McGinnis Park properties. We expect to use additional borrowings of approximately $4.5 million to $5.0 million from our secured revolving credit facility to fund our joint venture investment in the Broward Financial Centre property.

      We expect to complete the acquisition of the Atlantic Center Plaza in the first quarter of 2004. Pending the completion of the acquisition of the Atlantic Center Plaza, we expect to invest a portion of the net proceeds from this offering in investment grade short-term investments. If we do not complete the acquisition or have excess net proceeds after completion of the acquisition, we intend to invest the net proceeds from this offering in investment grade short-term investments until they can be efficiently deployed. If the underwriters’ over-allotment option is exercised, we will use the additional net proceeds therefrom to fund any remaining cash balance of the purchase price, rather than repay borrowings under our secured revolving credit facility or invest the additional proceeds as described above.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock trades on the New York Stock Exchange under the symbol “KE.” The following table sets forth for each of the periods indicated, the quarterly high and low sales prices per common share as reported by the NYSE and the distributions declared during such period.

			Distributions
	High	Low	Declared

2001
First Quarter	$15.97	$13.35	$0.35
Second Quarter	$16.60	$14.07	$0.35
Third Quarter	$17.51	$15.95	$0.35
Fourth Quarter	$18.10	$16.30	$2.09
2002
First Quarter	$17.95	$15.85	$0.35
Second Quarter	$19.30	$17.17	$0.35
Third Quarter	$18.71	$15.75	$0.35
Fourth Quarter	$17.18	$15.00	$0.35
2003
First Quarter	$16.24	$14.90	$0.35
Second Quarter	$17.65	$15.31	$0.35
Third Quarter	$18.95	$16.72	$0.35
Fourth Quarter	$21.72	$18.67	$0.35
2004
First Quarter (through January 5, 2004)	$21.19	$20.80	$—

      On January 5, 2004, the last reported sale price of our common stock on the NYSE was $20.80 per share. On January 5, 2004, we had 1,040 shareholders of record.

      We intend to continue to pay regular quarterly dividends to holders of our common stock. The current quarterly dividend rate of $0.35, if annualized, would equal an annual dividend rate of $1.40 per share of common stock. The dividend for the quarter ended September 30, 2003 represented approximately 67% of our funds from operations for that quarter. Although we expect to maintain our current dividend rate, future dividends will be at the discretion of our board of directors and will depend on our available funds from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and such other factors as our board of directors deems relevant.

CAPITALIZATION

      The following table sets forth our actual capitalization as of September 30, 2003 and as adjusted to reflect the receipt of net proceeds from the sale of our common stock in this offering of approximately $                     million and the application of such proceeds as set forth herein under the caption “Use of Proceeds.”

	September 30, 2003

	Actual	As Adjusted

	(in thousands)
Debt:
Mortgages and loans payable	$394,128
Total debt	394,128

Shareholders’ equity:
Series A preferred stock	30
Common stock	299
Capital in excess of par value(1)	544,689
Notes receivable from stock sales to officers	(5,266)
Accumulated other comprehensive loss	(212)
Retained earnings (deficit)	(3,566)
Treasury stock, at cost	(131,619)

Total shareholders’ equity	404,355
Total capitalization	$798,483

(1)	As adjusted amount reflects an increase in capital in excess over par value of $ , less underwriting discounts and estimated offering expenses of approximately $ .

OUR PORTFOLIO

      As of September 30, 2003, we owned 126 office buildings and approximately 77 acres of unimproved land located in the ten metropolitan areas of Jacksonville, Orlando, St. Petersburg, and Tallahassee, Florida; Atlanta, Georgia; Charlotte, North Carolina; Memphis, Tennessee; Dallas and Houston, Texas; and Richmond, Virginia. The office buildings acquired and developed by us have campus-like settings with extensive landscaping and ample tenant parking. The office buildings are generally low-rise, mid-rise and high-rise structures of contemporary design and constructed of masonry, concrete and steel, with facings of brick, concrete and glass. The office buildings benefit from convenient access via expressways to the central business district and to shopping and residential areas in their respective communities. The properties are well maintained and adequately covered by insurance. The following table sets forth information relating to the properties owned by us as of September 30, 2003:

Property Location and Related Data

		Weighted		Land
	Number	Average Age		Improved	Unimproved
	of	of Buildings	Rentable	with Bldgs.	Land
Office Project/ Location	Buildings	(In Years)(1)	Sq. Ft.	(In Acres)	(In Acres)

Atlanta Chamblee	21	21	1,124,194	76.2	2.5
Atlanta Gwinnett	3	7	262,789	15.9	19.6	(2)
Atlanta Perimeter	1	18	176,503	5.3
Atlanta Three Ravinia	1	12	804,528	3.8
Birmingham Colonnade					16.5
Charlotte University	2	4	182,891	18.7
Charlotte Vanguard	13	20	526,356	39.7	17.1
Columbia Spring Valley					1.0	(3)
Dallas Cigna Plaza	1	4	127,226	8.6
Dallas Rosemeade	1	6	152,163	6
Greensboro Wendover					9.1
Greenville Park Central					3.5
Houston Post Oak	3	23	1,204,852	11.4
Jacksonville Baymeadows	7	11	751,315	51.1
Jacksonville JTB	4	4	416,773	32.0
Memphis Germantown	6	10	530,688	34.6
Orlando Central	21	32	616,507	44.7	1.3
Orlando Lake Mary	2	4	303,481	20.2
Orlando University	5	9	383,813	27.1
Richmond Paragon	1	17	145,127	8.1
St. Petersburg	15	20	668,144	68.7	6.7	(4)
Tallahassee	19	21	834,025	62.7

Total	126		9,211,375	534.8	77.3

Weighted Average		17

(1)	The age of each office building was weighted by the rentable square feet for such office building to determine the weighted average age of (a) the buildings in each office project or location and (b) all of the office projects or locations we own.
(2)	Includes approximately 14.5 acres that are unimproved land held for sale.
(3)	Unimproved land held for sale.
(4)	Includes approximately six acres of land which are not suitable for development.

     The following table sets forth, with respect to each office building complex, the number of leases, rentable square feet, percent occupied and the average annual rent per rentable square foot occupied as of September 30, 2003.

				Average Annual
	Number of	Rentable	Percent	Base Rent Per
Office Project/ Location	Leases	Square Feet	Occupied(1)	Square Foot(2)

Atlanta Chamblee	117	1,124,194	95%	$18.23
Atlanta Gwinnett	49	262,789	88	19.32
Atlanta Perimeter	9	176,503	58	20.75
Atlanta Three Ravinia(3)	22	804,528	66	17.69	(4)
Charlotte University	14	182,891	85	18.03
Charlotte Vanguard	58	526,356	52	16.34
Dallas Cigna Plaza(3)	1	127,226	92	22.84
Dallas Rosemeade(3)	3	152,163	100	22.87
Houston Post Oak(3)	94	1,204,852	75	17.65
Jacksonville Baymeadows	29	751,315	99	14.71	(4)
Jacksonville JTB	7	416,773	100	12.51	(4)
Memphis Germantown	86	530,688	80	18.27
Orlando Central	129	616,507	93	16.71
Orlando Lake Mary	19	303,481	65	18.23
Orlando University	58	383,813	82	19.41
Richmond Paragon	28	145,127	99	19.62
St. Petersburg	114	668,144	88	16.57
Tallahassee	60	834,025	71	17.70

Total	897	9,211,375

Weighted Average—Total Company			82%	$17.28

Weighted Average—Same Store			84%	$16.93

Weighted Average—Acquisition			74%	$18.49

(1)	The percent occupied rates have been calculated by dividing total rentable square feet occupied in an office building by total rentable square feet in such building.
(2)	Rental rates are computed by dividing (a) total annualized base rents (which excludes expense pass-throughs and reimbursements) for an office project or location as of September 30, 2003 by (b) the rentable square feet applicable to such total annualized base rents.
(3)	Properties acquired in 2002 or 2003.
(4)	Includes the effect of “triple net” leases where tenants pay substantially all operating costs in addition to base rent.

Lease Expirations on Our Properties as of September 30, 2003

      The following table sets forth for all of our buildings (a) the number of leases which will expire during the period from September 30, 2003 through December 31, 2003 (without regard to any renewals), calendar years 2004 through 2011, and years subsequent to 2011, (b) the total rentable area in square feet represented by such leases, (c) the percentage of total rentable square feet represented by such leases, (d) the average annual rent per square foot for such leases, (e) the current annualized base rents represented by such leases and (f) the percentage of gross annualized base rents contributed by such leases. This information is based on the buildings owned by us as of September 30, 2003 and on the terms of leases in effect as of September 30, 2003, on the basis of then existing base rentals, and without regard to the exercise of options to renew. Furthermore, the information below does not reflect that some leases have provisions for early termination for various reasons, including, in the case of government entities, lack of budget appropriations. Leases were renewed on approximately 40% of our rentable square feet which were scheduled to expire during the nine months ended September 30, 2003.

			Percentage
			of Total	Average		Percentage
			Square Feet	Annual Rent	Total	of Total
			Leased	per Square	Annualized	Annual Rents
	Number of	Number of	Represented	Foot Under	Rents Under	Represented
	Leases	Square Feet	by Expiring	Expiring	Expiring	by Expiring
Period	Expiring(1)	Expiring	Leases	Leases	Leases(2)	Leases

2003	137	591,479	7.9%	$16.71	$9,883,473	7.7%
2004	241	1,051,244	14.1	17.74	18,653,312	14.5
2005	183	970,186	13.0	16.79	16,286,347	12.6
2006	137	792,684	10.6	17.11	13,559,088	10.5
2007	81	1,080,849	14.4	17.59	19,015,015	14.8
2008	64	867,082	11.6	17.96	15,570,299	12.0
2009	31	1,259,709	16.9	18.14	22,856,559	17.7
2010	7	144,055	1.9	17.28	2,489,822	1.9
2011	5	141,832	1.9	14.21	2,015,616	1.5
Other	11	565,484	7.7	15.09	8,535,816	6.8

Total	897	7,464,604	100.0%	$17.26	$128,865,346	100.0%

(1)	Does not include owner occupied space.
(2)	Annualized rent is the monthly contractual base rent under existing leases as of September 30, 2003 multiplied by 12. Rent abatements are not included.

FEDERAL INCOME TAX CONSIDERATIONS

      This section summarizes the material federal income tax issues that you, as a stockholder, may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. Hunton & Williams LLP has acted as our special tax counsel, has reviewed this summary, and is of the opinion that the discussion contained herein fairly summarizes the federal income tax consequences that are likely to be material to a holder of our common stock. The discussion does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the extent discussed in “Taxation of Tax-Exempt Stockholders”), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in “Taxation of Non-U.S. Stockholders”).

      The statements in this section and the opinion of Hunton & Williams LLP are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

      We urge you to consult your own tax advisor regarding the specific tax consequences to you of ownership of our common stock and of our taxation as a REIT. Specifically, you should consult your own tax advisor regarding the state, local, foreign, and other tax consequences of such ownership and taxation, and regarding potential changes in applicable tax laws.

Taxation of Our Company

      We elected to be taxed as a REIT under the federal income tax laws commencing with our short taxable year ended December 31, 1988. We believe that, commencing with such short taxable year, we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the federal income tax laws, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

      In the opinion of Hunton & Williams LLP, we qualified to be taxed as a REIT for our taxable years ended December 31, 1996 through 2003, and our organization and current proposed method of operation will enable us to continue to qualify as a REIT for our taxable year ending December 31, 2004 and in the future. Investors should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the conduct of our business, and is not binding upon the Internal Revenue Service or any court. In addition, Hunton & Williams LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. Our independent accountants monitor compliance with these qualification tests on a quarterly basis. For a discussion of the tax consequences of our failure to qualify as a REIT, see “— Failure to Qualify.”

      If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

•	We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to stockholders.

•	We will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “Requirements for Qualification— Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

•	the gross income attributable to the greater of (i) the amount by which we fail the 75% gross income test and (ii) the amount by which 90% of our gross income exceeds the amount of income qualifying under the 95% gross income test; multiplied by

•	a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of:

•	85% of our REIT ordinary income for the year;

•	95% of our REIT capital gain net income for the year; and

•	any undistributed taxable income from earlier periods,

we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the stockholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition; and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

        Pursuant to recently issued Treasury regulations, an election no longer need be made in order to defer the built-in gain associated with the assets of a C corporation pursuant to the rules described above.

Requirements for Qualification

      A REIT is a corporation, trust or association that meets each of the following requirements:

1. It is managed by one or more trustees or directors;

2. Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3. It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws;

4. It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

5. At least 100 persons are beneficial owners of its shares or ownership certificates;

6. Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year;

7. It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status; and

8. It meets certain other qualification tests, described below, regarding the nature of its income and assets.

      We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6. We have issued sufficient common stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our articles of incorporation restrict the ownership and transfer of stock so that we should continue to satisfy these requirements.

      A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

      An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

      A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries.” A taxable REIT subsidiary is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. However, a taxable REIT subsidiary may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. The subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary will pay income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We have one taxable REIT subsidiary, Koger Realty Service, Inc., which has provided, and may in the future provide, management and leasing services for real properties owned by third parties. See “—Taxable REIT Subsidiaries.”

Income Tests

      We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our shares of beneficial interest or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

      Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, income from certain hedging instruments or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

      Rents from Real Property. Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met.

      First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the leases are entered into;

•	are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits; and

•	conform with normal business practice.

      More generally, the rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. Since the rent that we receive is not be based on the lessees’ income or sales, our rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented that, with respect to other properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

      Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee (a “related party tenant”) other than a taxable REIT subsidiary. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. We have represented that do not and will not rent any property to a related party tenant. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee other than a taxable REIT subsidiary at some future date.

      As described above, we may own up to 100% of the stock of one or more taxable REIT subsidiaries. As an exception to the related party tenant rule described in the preceding paragraph, rent that we receive from a taxable REIT subsidiary will qualify as “rents from real property” as long as (1) the taxable REIT subsidiary is a qualifying taxable REIT subsidiary (among other things, it does not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated), (2) at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related party tenants, and (3) the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space.

      Third, the rent attributable to the personal property leased in connection with the lease of a property must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a property is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the property at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each property, we believe either that the personal property ratio is less than 15% or that any income attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus lose our REIT status.

      Fourth, we cannot furnish or render noncustomary services to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income or through a taxable REIT subsidiary. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the stock of one or more taxable REIT subsidiaries, which may provide noncustomary services to our tenants without tainting our rents from the related independent contractor from whom the REIT itself does not derive or receive any income. We do not perform any services other than customary ones for our lessees, other than services provided through independent contractors. Furthermore, we have represented that, with respect to other properties that we acquire in the future, we will not perform noncustomary services for the lessees of the property to the extent that the provision of such services would jeopardize our REIT status.

      If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT status. If, however, the rent from a particular property does not qualify as “rents from real property” because either (1) the rent is considered based on the income or profits of the related lessee, (2) the lessee either is a related party tenant or fails to qualify for the exception to the related party tenant rule for qualifying taxable REIT subsidiaries, or (3) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a taxable REIT subsidiary, none of the rent from that property would qualify as “rents from real property.” In that case, we might lose our REIT status because we would be unable to satisfy either the 75% or 95% gross income test.

      In addition to the rent, the lessees are required to pay certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that we are obligated to pay to third parties, such as a lessee’s proportionate share of a property’s operational or capital expenses, or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that such charges do not qualify as “rents from real property,” they instead will be treated as interest that qualifies for the 95% gross income test.

      Interest. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

      Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”

      Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

      However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT does not derive or receive any income.

      Hedging Transactions. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we hedge with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

      Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

      We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of (i) the amount by which we fail the 75% gross income test and (ii) the amount by which 90% of our gross income exceeds the amount of qualifying income under the 95% gross income test, multiplied by a fraction intended to reflect our profitability.

Asset Tests

      To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

      First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

      Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

      Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

      Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries.

      Fifth, no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and other taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

      For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that certain “straight debt” securities are not treated as “securities” for purposes of the 10% value test (for example, qualifying debt securities of a corporation of which we own no equity interest or of a partnership if we own at least a 20% profits interest in the partnership).

      We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

      If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Distribution Requirements

      Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of

•	90% of our “REIT taxable income,” computed without regard to the dividends paid

•	deduction and our net capital gain or loss; and

•	90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of certain items of non-cash income.

      We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.

      We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain income for such year; and

•	any undistributed taxable income from prior periods.

      We will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “Taxation of Taxable U.S. Stockholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

      It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred shares.

      Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

      We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We have complied, and intend to continue to comply, with these requirements.

Failure to Qualify

      If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

      The term “U.S. stockholder” means a holder of our common stock that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

      If a partnership or an entity treated as a partnership for federal income tax purposes holds our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your own tax advisor regarding the consequences of the ownership and disposition of our common stock by the partnership.

      As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of current or accumulated earnings and profits that we do not designate as capital gain dividends or long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. stockholder generally will not qualify for the new 15% tax rate for “qualified dividend income.” The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the maximum tax rate for qualified dividend income from 38.6% to 15% for tax years 2003 through 2008. Without future congressional action, the maximum tax rate on qualified dividend income will move to 35% in 2009 and 39.6% in 2011. Qualified dividend income generally includes dividends paid to most U.S. noncorporate taxpayers by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders, our dividends generally will not be eligible for the new 15% rate on qualified dividend income. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 35%. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends (i) attributable to dividends received by us from non-REIT corporations, such as our taxable REIT subsidiaries, and (ii) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our common stock for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which our common stock become ex-dividend.

      A U.S. stockholder generally will recognize distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. stockholder has held its common stock. We generally will designate our capital gain dividends as either 15% or 25% rate distributions. See “—Capital Gains and Losses.” A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

      We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

      A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock.

Instead, the distribution will reduce the adjusted basis of such common stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her common stock as long-term capital gain, or short-term capital gain if the shares of common stock have been held for one year or less, assuming the common stock are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

      Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Taxation of U.S. Stockholders on the Disposition of Common stock

      In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held the common stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six-months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of our common stock may be disallowed if the U.S. stockholder purchases other common stock within 30 days before or after the disposition.

Capital Gains and Losses

      The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 35%. The maximum tax rate on long-term capital gains applicable to non-corporate taxpayers is 15% for sales and exchanges of assets held for more than one year. A 20% rate will apply to sales and exchanges of capital assets occurring after December 31, 2008. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders at a 15% or 25% rate. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

      We will report to our stockholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of up to 28% with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

      A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. stockholders. See “Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

      Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of common stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock must treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares only if:

•	the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares of stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

•	either

•	one pension trust owns more than 25% of the value of our stock; or

•	a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Stockholders

      The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of the common stock, including any reporting requirements.

      A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates and in the same manner as U.S. stockholders are taxed on distributions. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

      A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its common stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that common stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

      We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

      For any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under special provisions of the federal income tax laws known as “FIRPTA.” The term “U.S. real property interests” includes interests in real property and shares in corporations at least 50% of whose assets consists of interests in real property. Under those rules, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against our tax liability for the amount we withhold.

      A non-U.S. stockholder generally will not incur tax under FIRPTA with respect to gain on a sale of our common stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our stock. We cannot assure you that that test will be met. However, a non-U.S. stockholder that owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period will not incur tax under FIRPTA on a disposition of common stock if the shares are “regularly traded” on an established securities market. Because our common stock is regularly traded on an established securities market, a non-U.S. stockholder should not incur tax under FIRPTA with respect to gain on a sale of our common stock unless it owns, actually or constructively, more than 5% of our common stock. If the gain on the sale of our common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•	the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

•	the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

Taxable REIT Subsidiaries

      As described above, we may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by us. A taxable REIT subsidiary may provide services to our lessees and perform activities unrelated to our lessees, such as third-party management, development, and other independent business activities. However, a taxable REIT subsidiary may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. We and our corporate subsidiary must elect for the subsidiary to be treated as a taxable REIT subsidiary. A corporation of which a qualifying taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 20% of the value of our assets may consist of securities of one or more taxable REIT subsidiaries, and no more than 25% of the value of our assets may consist of the securities of taxable REIT subsidiaries and other non-taxable REIT subsidiary taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

      Rent that we receive from our taxable REIT subsidiaries will qualify as “rents from real property” as long as at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related party tenants, and the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to us to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and us or our tenants that are not conducted on an arm’s-length basis.

      We have made a taxable REIT subsidiary election with respect to Koger Realty Services, Inc., which has provided, and may in the future provide, management and leasing services for real properties owned by third parties. We believe that all transactions between us and Koger Realty Services, Inc. and any other taxable REIT subsidiary that we form or acquire have been and will be conducted on an arm’s-length basis.

State and Local Taxes

      We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the common stock.

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of common stock indicated below.

Name	Number of Shares

Morgan Stanley & Co. Incorporated
Wachovia Capital Markets, LLC

Total	3,500,000

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus is subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are purchased. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 525,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus.

      The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. The amounts are shown assuming both no exercise and full exercise of the over-allotment option to purchase 525,000 additional shares of our common stock.

Total

		No Exercise	Full Exercise
	Per Share	of Option	of Option

Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

      The expenses of this offering, not including the underwriting discounts and commissions, are estimated to be approximately $                    and will be payable by us. Expenses include NYSE listing fees, printing expenses, legal and accounting fees, transfer agent fees and other miscellaneous fees and expenses.

      We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our shares of common stock or any securities convertible into or exercisable or exchangeable for our shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares of common stock,

whether any transaction described above is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise.

      The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares of common stock to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of options or the conversion of securities outstanding on the date hereof (including, without limitation, DownREIT units of limited partnership);

•	the issuance of employee stock options in the ordinary course under our stock option plans;

•	the issuance of shares of restricted stock to employees in the ordinary course under our stock option plans;

•	sales or commitments to sell under our stock investment plan; or

•	the issuance of shares under our dividend re-investment plan.

      We have agreed that we will not permit our officers and directors without, in each case, the prior written consent of Morgan Stanley & Co. Incorporated, during the period ending 90 days after the date of this prospectus:

•	to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our shares of common stock or any securities convertible into or exercisable or exchangeable for our shares of common stock; or

•	to enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares of common stock,

whether any transaction described above is to be settled by delivery of our shares of common stock or other securities, in cash or otherwise.

      The restrictions described in the above paragraphs relating to certain of our officers and directors do not apply to:

•	the exercise of any stock option, provided that all shares issued upon exercise are subject to the restrictions set forth above;

•	acquisitions of shares of our common stock or other securities in the open market after the completion of this public offering;

•	acquisition of shares of our common stock pursuant to our stock investment plan, provided that all such shares are subject to the restrictions set forth above; or

•	transfers to family members or trusts or that constitute a bona fide gift, provided that the transferee agrees in writing to be bound by the restrictions set forth above.

      Our shares of common stock are listed on the New York Stock Exchange under the symbol “KE.”

      In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is “covered” if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriters may also reclaim selling concessions allowed to a dealer for distributing the shares of common stock in this offering, if the underwriters repurchase previously distributed shares of common stock to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the shares of common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time. These transactions may be effected on the NYSE or otherwise.

      Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC and their respective affiliates have provided and may provide in the future financial advisory and investment banking services to us, for which they receive customary fees. Additionally, Morgan Stanley & Co. Incorporated acted as the underwriter for our offering of shares of our Series A preferred stock in September 2003.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

PROVISIONS OF FLORIDA LAW

      We are subject to several anti-takeover provisions under Florida law. These provisions permit a corporation to elect to opt out of such provisions in its articles of incorporation or (depending on the provision in question) its by-laws. We have not elected to opt out of these provisions. The Florida Business Corporation Act (the “Florida Act”) contains a provision that prohibits the voting of shares in a publicly-held Florida corporation which are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (a) one-fifth or more but less than one-third of such voting power; (b) one-third or more but less than a majority of such voting power; and (c) a majority or more of such voting power.

      The Florida Act also contains an “affiliated transaction” provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless (a) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder, (b) the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years, or (c) the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation’s outstanding voting shares.

      Additionally, certain other provisions of our articles of incorporation and by-laws may be deemed to have anti-takeover effects. Unless prohibited by its articles of incorporation, a Florida corporation’s shareholders may act by written consent of a majority of the shareholders without a meeting. Our articles of incorporation prohibit such shareholder consent without a meeting. Our by-laws permit a shareholder to nominate persons for election as directors provided that such nomination is accompanied by a petition signed by at least 100 record holders of our common stock and such holders own an aggregate of at least one percent of the outstanding shares entitles to vote in the election of directors.

EXPERTS

      The financial statements and the related financial statement schedules incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

      The legality of the common stock, as well as certain tax matters, will be passed upon by Hunton & Williams LLP. From time to time, Hunton & Williams LLP has provided legal services to the underwriters. Certain legal matters in connection with this offering will be passed upon for the underwriters by Goodwin Procter LLP, Boston, Massachusetts.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the SEC. This means that we have disclosed important information to you by referring you to those documents. Our SEC file number is 1-9997. The information we incorporate by reference is considered a part of this prospectus supplement and the accompanying prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below which we have filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

•	Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders.

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2003.

•	Current Reports on Form 8-K and 8-K/A, filed with the SEC on January 16, January 29 (filed under Item 5), February 19, April 14, June 27, July 16, July 25, September 2, September 10, September 15, October 22 and November 21, 2003 and January 5 and January 6, 2004.

      All documents that we file with the SEC after the date of this prospectus supplement but before we terminate the offering of our securities shall be deemed to be incorporated by reference in this prospectus supplement and will be part of this prospectus supplement from the date we file that document; provided, however, that we are not incorporating by reference any information furnished under Item 9 or Item 12 of any Current Report on Form 8-K. Any information in future filings that is meant to supersede or modify any existing statement in this prospectus supplement will so supersede or modify the statement as appropriate.

      You may request a copy of any or all of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents), at no cost, by writing or telephoning our offices at the following address:

Koger Equity, Inc.

225 NE Mizner Boulevard, Suite 200
Boca Raton, Florida 33432
Attention: Principal Financial Officer
Telephone number (561) 395-9666

      Our filings with the SEC are also available to the public over the internet at the SEC’s web site at http//www.sec.gov or in the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

PROSPECTUS

$300,000,000

PREFERRED STOCK AND COMMON STOCK

KOGER EQUITY, INC.

          Koger Equity, Inc. (the “Company”) may offer from time to time, in one or more classes or series, (a) shares of its Preferred Stock, par value $.01 per share (the “Preferred Stock”), and (b) shares of its Common Stock, par value $.01 per share (the “Common Stock”), with an aggregate public offering price of up to $300,000,000 on terms to be determined at the time or times of offering. The Preferred Stock and the Common Stock (collectively, the “Securities”) may be offered, separately or together, in separate classes or series in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a “Prospectus Supplement”).

      The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (a) in the case of Preferred Stock, the number of shares, the specific title, any dividend, liquidation, redemption, conversion or exchange, voting and other rights, and any initial public offering price, and (b) in the case of Common Stock, the number of shares and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust (a “REIT”) for federal income tax purposes.

      The applicable Prospectus Supplement will also contain information, where applicable, about certain federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

      The Securities may be offered directly, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See “Plan of Distribution.” No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.

THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF OFFERED SECURITIES

UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

November 18, 1997

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR AN APPLICABLE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY APPLICABLE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF.

TABLE OF CONTENTS

Available Information	3
Incorporation of Certain Documents by Reference	3
The Company	5
Use of Proceeds	5
Description of Common Stock	5
Description of Preferred Stock	7
Provisions of Florida Law	12
Ratios of Earnings to Fixed Charges	12
Plan of Distribution	13
Experts	14
Legal Matters	14

AVAILABLE INFORMATION

      The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission’s Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system, and such electronic versions are available to the public at the Commission’s World-Wide Web Site, http://www.sec.gov. Furthermore, the Common Stock is listed on the American Stock Exchange and similar information concerning the Company can be inspected and copied at the offices of the American Stock Exchange Inc., 86 Trinity Place, New York, New York 10006-1881.

      The Company has filed with the Commission a registration statement (the “Registration Statement”) (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be obtained from the Commission at its principal office in Washington, D.C., upon payment of the fees prescribed by the Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The documents listed below have been filed by the Company under the Exchange Act with the Commission (File No. 1-9997) and are incorporated herein by reference:

(a) Annual Report on Form 10-K for the year ended December 31, 1996;

(b) Definitive proxy statement dated April 18, 1997 relating to the Annual Meeting of Shareholders held on May 20, 1997;

(c) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

(d) Current Reports on Form 8-K dated December 16, 1996, April 7, 1997, May 27, 1997 and October 1, 1997; and

(e) Description of Common Stock contained in Registration Statement on Form 8-A dated August 18, 1988, including any amendments thereto or reports filed for the purpose of updating such description.

      All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

      Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to Koger Equity, Inc., 3986 Boulevard Center Drive, Jacksonville, Florida 32207, Attn: W. Lawrence Jenkins, Vice President and Secretary, telephone number (904) 398-3403.

THE COMPANY

      The Company is a self-administered and self-managed equity real estate investment trust (a “REIT”) which, as of September 30, 1997, owned, operated and managed 225 office buildings (the “Office Buildings”) of which 222 are in office centers (the “Koger Centers”) located in 13 metropolitan areas throughout the southeastern and southwestern United States and three of which are outside Koger Centers but in metropolitan areas where Koger Centers are located. The Office Buildings contain approximately 8.2 million net rentable square feet and were on average 92% leased as of September 30, 1997.

      The Company also owned, as of September 30, 1997, approximately 145 acres of unencumbered land held for development (the “Development Land”). A majority of the Development Land adjoins Office Buildings in ten Koger Centers and has infrastructure, including roads and utilities, in place.

      The Company is committed to providing a high level of tenant services, and provides leasing, management and other customary tenant-related services for each of the Koger Centers. In addition, the Company manages for third parties 22 office buildings containing approximately 1.3 million net rentable square feet. Including the Office Buildings, the Company manages a total of 247 office buildings containing approximately 9.5 million net rentable square feet through 16 management offices in eight states. The Company’s property management personnel have substantial leasing and marketing experience and have leased, or renewed leases for, approximately 1.9 million square feet of suburban office space during the first nine months of 1997.

      The Company was incorporated in Florida in 1988 for the purpose of investing in office buildings located in suburban office centers throughout the southeastern and southwestern United States. The Company has been self-administered since 1992 and self-managed since December 21, 1993.

      The principal executive offices of the Company are located at 3986 Boulevard Center Drive, Jacksonville, Florida 32207, and its telephone number is (904) 398-3403. Unless the context indicates otherwise, references in this Prospectus to the Company include all of the Company’s subsidiaries.

USE OF PROCEEDS

      Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities to repay certain indebtedness, for working capital and for general corporate purposes, which may include the acquisition of properties and the development, expansion and improvement of certain properties in the Company’s portfolio.

DESCRIPTION OF COMMON STOCK

General

      The Amended and Restated Articles of Incorporation of the Company (the “Restated Articles of Incorporation”) authorize the issuance of up to 100,000,000 shares of Common Stock. As of September 30, 1997, there were 21,886,921 shares of Common Stock issued and outstanding, and the Company had reserved 1,913,589 shares of Common Stock for issuance upon the exercise of stock options. In addition, as of September 30, 1997, the Company held 2,987,333 shares of Common Stock in treasury.

      The description of the Common Stock set forth below is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Restated Articles of Incorporation and the By-laws of the Company (the “By-laws”) and is also subject to any terms specified in the applicable Prospectus Supplement.

      Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors of the Company (the “Board of Directors”), out of funds legally available therefor. Payment and declaration of dividends on the Common Stock and purchases of shares thereof by the Company will be subject to certain restrictions if the Company fails to pay dividends on the Preferred Stock. See “Description of Preferred Stock.” Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of the debts and other liabilities of the Company and the preferential amounts owing with respect to any outstanding Preferred Stock. Although the Company is authorized to issue up to 50,000,000 of Preferred Stock, par value $.01 per share, as of the date hereof, the Company has not issued any such shares. The Common Stock possesses ordinary voting rights for the election of directors and in respect of other corporate matters, each share entitling the holder thereof to one vote. Holders of Common Stock do not have cumulative voting rights in the election of directors, which means that holders of more than 50% of all of the shares of Common Stock voting for the election of directors can elect all of the directors if they choose to do so and the holders of the remaining shares cannot elect any directors. Holders of Common Stock generally do not have preemptive rights, which means they have no right to acquire any additional shares of Common Stock that may be issued by the Company at a subsequent date. However, pursuant to a Stock Purchase Agreement dated as of October 10, 1996, between the Company and AP-KEI Holdings, LLC (“Apollo”), Apollo and its affiliates were granted such a right. The outstanding Common Stock is, and, when issued, the Common Stock to be issued in connection with this Prospectus will be, fully paid and nonassessable.

Restrictions on Ownership

      For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, after applying certain constructive ownership rules, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of any taxable year, and its capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Therefore, the Restated Articles of Incorporation contain certain provisions set forth below restricting the ownership and transfer of the Common Stock.

      Upon demand of the Company, each shareholder will be required to disclose to the Board of Directors in writing such information with respect to direct and indirect beneficial ownership of shares of the Company’s capital stock as the Board of Directors may deem necessary to comply with provisions of the Code applicable to the Company or to comply with the requirements of any other taxing authority or governmental entity or agency.

      The limitations on ownership of the Company’s capital stock may have the effect of discouraging tender offers or other takeover proposals. Such limitations do not apply to cash tender offers made for all of the outstanding shares of Common Stock in which two-thirds of the outstanding shares of Common Stock not held by the tender offeror or any affiliate or associate thereof are tendered and accepted for cash. In view of the importance to the Company of its tax treatment as a REIT, the Board of Directors believes that such limitations on ownership are necessary.

      The Restated Articles of Incorporation provide, subject to certain exceptions, that no person, or persons acting as a group, may acquire ownership in the aggregate of more than 9.8% of the shares of Common Stock outstanding at any time. In applying this limit, a person is deemed to own shares of Common Stock constructively owned by such person after applying the relevant constructive ownership rules of the Code. All shares of Common Stock which any person has the right to acquire upon exercise of outstanding rights, options and warrants, and upon conversion of any securities convertible into shares of Common Stock, if any, shall be considered outstanding for purposes of applying the 9.8% limit if such inclusion would cause such person to own shares in excess of such limit. In the event that the Board of Directors believes that the tax status of the Company as a REIT under the Code is jeopardized, or that any person has acquired ownership, whether direct, indirect or constructive, of in excess of 9.8% of the Company’s outstanding Common Stock (“Excess Shares”), the Board of Directors may, at its option, redeem a sufficient number of shares of Common Stock to protect and preserve the Company’s status as a REIT, as well as all Excess Shares. In the case of such a redemption, the subject shares of Common Stock will be redeemed by the Company at a price per share equal to the average closing prices over a 20-day period prior to the redemption date (or, if no such prices are available, as determined by the Board of Directors). From and after the redemption date, the holder of any shares of Common Stock called for redemption shall cease to be entitled to any distributions, voting rights and other benefits with respect to such shares of Common Stock, except the right to receive payment of the redemption price. Any transfer of shares of Common Stock that would prevent continued REIT qualification of the Company shall be void ab initio and any purported acquisition of shares of Common Stock resulting in disqualification of the Company as a REIT will be null and void. The Board of Directors has agreed subject to certain limitations, that so long as Apollo and its affiliates collectively hold no more than 25% of the then outstanding shares of Common Stock, no shares shall be deemed Excess Shares under the Restated Articles of Incorporation. As of September 30, 1997, Apollo held an aggregate of approximately 23% of the Common Stock. There are currently three representatives of Apollo on the Board of Directors of the Company.

Shareholder Rights Agreement

      On September 30, 1990, the Board of Directors adopted and entered into a Common Stock Rights Agreement (the “Rights Agreement”), pursuant to which the Company issued Common Stock purchase rights (the “Rights”). Under the Rights Agreement, one Right was issued for each outstanding share of Common Stock held as of October 1, 1990, and one Right attached to each share of Common Stock issued thereafter and will attach to each share of Common Stock issued in the future. Each Right entitles the holder thereof, upon the occurrence of certain events, to acquire shares of Common Stock with a market value of two times the exercise price of the Right, which Right becomes exercisable if any person (other than (a) the Company, (b) its subsidiaries, (c) employee benefit plans of the Company or its subsidiaries or any person or entity organized appointed or established pursuant thereto and (d) any Exempt Person (as defined in the Rights Agreement)), acquires 15% or more of the outstanding shares of Common Stock (the “Acquiring Person”). If any Exempt Person acquires shares of Common Stock in excess of the number of shares for which such Exempt Person is exempt, such Exempt Person will then be an Acquiring Person and will not be able to exercise his, her or its Rights. One of the events which will trigger the Rights is the acquisition or commencement of a tender offer, of 15% or more of the outstanding shares of Common Stock. The Rights are redeemable by the Company for $.01 and expire September 30, 2000. As of September 30, 1997, Apollo is an Exempt Person under the Rights Plan.

Transfer Agent and Registrar

      The transfer agent and registrar for the Common Stock is First Union National Bank.

DESCRIPTION OF PREFERRED STOCK

General

      The Company is authorized to issue 50,000,000 shares of Preferred Stock, par value $.01 per share, of which no shares were outstanding at September 30, 1997.

      Under the Restated Articles of Incorporation, the Board of Directors is authorized to issue the Preferred Stock from time to time in one or more classes or series and to establish from time to time the number of shares of Preferred Stock to be included in each such class and series and to fix the voting powers, conversion rights, designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions of each such class and series, without any further vote or action by stockholders. Unless otherwise designated in the Restated Articles of Incorporation (including any applicable amendments thereto), all series of Preferred Stock shall constitute a single class of Preferred Stock.

      The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Restated Articles of Incorporation (including any applicable amendments thereto) and the By-laws.

      Subject to limitations prescribed by Florida law and the Restated Articles of Incorporation, the Board of Directors is authorized to fix the number of shares constituting each class or series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or a duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

      Reference is made to the applicable Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

(a) The title of such Preferred Stock;

(b) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

(c) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

(d) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

(e) The procedures for any auction and remarketing, if any, for such Preferred Stock;

(f) The provision for a sinking fund, if any, for such Preferred Stock;

(g) The provision for redemption, if applicable, of such Preferred Stock;

(h) Any listing of such Preferred Stock on any securities exchange;

(i) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof);

(j) Any other specific terms, preferences, rights (including voting rights), limitations or restrictions of such Preferred Stock;

(k) A discussion of federal income tax considerations applicable to such Preferred Stock;

(l) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

(m) Any limitations on issuance of any Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

(n) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

Rank

      Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (a) senior to all Common Stock, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (b) on a parity with all equity securities issued by the Company, the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (c) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company. As used in the Restated Articles of Incorporation for these purposes, the term “equity securities” does not include convertible debt securities.

Dividends

      Holders of Preferred Stock of any series shall be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors. Dividends on any series of Preferred Stock will be cumulative from and after the date set forth in the applicable Prospectus Supplement.

      If any shares of the Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Stock of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless full cumulative dividends have been or contemporaneously are declared and paid for all past dividend periods and a sum sufficient has been set apart for the payment of full dividends on the Preferred Stock of such series for the then current dividend period. When dividends are not paid in full (or a sum sufficient for such payment is not so set apart) upon the shares of Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon shares of Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of Preferred Stock of such series and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

      Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid for all past dividend periods and a sum sufficient has been set apart for the payment of full dividends for the then current dividend period, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set apart for payment or other distribution shall be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company, except (a) by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation or (b) by a redemption or purchase or other acquisition of Common Stock made for purposes of any employee incentive or benefit plan of the Company or any of its subsidiaries.

      Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

Redemption

      If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

      The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

      Notwithstanding the foregoing, unless full cumulative dividends on all shares of such series and any other series of Preferred Stock on a parity with such series as to dividends shall have been or contemporaneously are declared and paid for all past dividend periods and a sum sufficient has been set apart for the payment of full dividends for the then current dividend period, no shares of any series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of any series pursuant to any restrictions on ownership set forth herein or in any applicable Prospectus Supplement or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series. If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company.

      Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of a share of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (a) the redemption date; (b) the number of shares and series of Preferred Stock to be redeemed; (c) the redemption price; (d) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (e) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (f) the date upon which the holder’s conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set apart by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares of Preferred Stock will terminate, except the right to receive the redemption price.

Liquidation Preference

      Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock, Excess Common Stock or any other class or series of capital stock of the Company ranking junior to any series of Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of such series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of any series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of any series of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with such series of Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of such series of Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

      If liquidating distributions shall have been made in full to all holders of shares of any series of Preferred Stock and the holders of any class or series of capital stock ranking on a parity with such series of Preferred

Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to such series of Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

Voting Rights

      Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

      Whenever dividends on any shares of Preferred Stock shall be in arrears for six or more quarterly periods, the holders of such shares of Preferred Stock upon which such voting rights have been conferred (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least 10% of any series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Preferred Stock for the past dividend periods shall have been fully paid or declared and a sum sufficient for the payment thereof set apart for payment. In such case, the entire Board of Directors will be increased by two directors.

      Under Florida law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote as a class upon any proposed amendment to the Restated Articles of Incorporation, whether or not entitled to vote thereon by the Restated Articles of Incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such series, increase or decrease the par value of the shares of such series or change the designations, rights, preferences or limitations of the shares of such series. In addition, unless provided otherwise for any series of Preferred Stock, so long as such series of Preferred Stock remains outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of such series of Preferred Stock then outstanding, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares, or (b) amend, alter or repeal the provisions of the Restated Articles of Incorporation (or any applicable amendments thereto), whether by merger, consolidation or otherwise (each an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that with respect to the occurrence of any Event, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Company may not be the surviving entity, the occurrence of such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of the holders of Preferred Stock; and provided, further, that (i) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (ii) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion Rights

      The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company and the events requiring an adjustment of the conversion price.

Restrictions on Ownership

      The applicable Prospectus Supplement will set forth any restrictions on ownership applicable to any series of Preferred Stock.

Transfer Agent and Registrar

      The transfer agent, dividend and redemption price disbursement agent and registrar for shares of each series of the Preferred Stock will be set forth in the applicable Prospectus Supplement.

PROVISIONS OF FLORIDA LAW

      The Company is subject to several anti-takeover provisions under Florida law. These provisions permit a corporation to elect to opt out of such provisions in its Articles of Incorporation or (depending on the provision in question) its by-laws. The Company has not elected to opt out of these provisions. The Florida Business Corporation Act (the “Florida Act”) contains a provision that prohibits the voting of shares in a publicly-held Florida corporation which are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (a) one-fifth or more but less than one-third of such voting power, (b) one-third or more but less than a majority of such voting power and (c) a majority or more of such voting power.

      The Florida Act also contains an “affiliated transaction” provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless (a) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder, (b) the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years, or (c) the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation’s outstanding voting shares. A transaction with Apollo would be an “affiliated transaction” under the Florida Act thereby requiring the approval of the holders of two-thirds of the shares of outstanding Common Stock other than the shares held by Apollo.

RATIOS OF EARNINGS TO FIXED CHARGES

      The following table sets forth the Company’s consolidated ratios of earnings to fixed charges for the periods shown:

Nine Months
Ended September 30,				Year Ended December 31,

1997		1996		1996		1995		1994		1993		1992

2.30	x	1.53	x	1.67	x	2.21	x	1.17	x	1.21	x	1.08	x

      The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before income taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and the amortization of debt discounts and issue costs, whether expensed or capitalized.

      As of the date of this Prospectus, the Company has not issued any Preferred Stock; therefore, the ratios of earnings to combined fixed charges and Preferred Stock dividends are unchanged from the ratios presented in this section.

PLAN OF DISTRIBUTION

      The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

      Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may offer and sell the Securities in exchange for one or more of its then outstanding issues of debt or convertible debt securities. The Company also may, from time to time, authorize underwriters acting as the Company’s agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

      Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

      If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers or other persons acting as the Company’s agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts (the “Contracts”) providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate number of Securities sold pursuant to the Contracts shall not be less nor more than, the amount or number, as the case may be, stated in the applicable Prospectus Supplement. Institutions with whom the Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. The Contracts will not be subject to any conditions except (a) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (b) if the Securities not covered by Contracts are being sold to underwriters, the Company shall have sold to such underwriters the number of the Securities less the number thereof covered by the Contracts. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such Contracts.

      Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

EXPERTS

      The consolidated financial statements and the related financial statement schedules which are incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon their authority as experts in accounting and auditing.

      With respect to the unaudited interim financial information for the periods ended March 31, 1997 and 1996, June 30, 1997 and 1996, and September 30, 1997 and 1996, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

LEGAL MATTERS

      The validity of the Securities will be passed upon for the Company by Boling & McCart, a professional association, 76 South Laura Street, Suite 700, Jacksonville, Florida 32202. Certain legal matters with respect to the Securities will be passed upon for any underwriters, dealers or agents by Cahill Gordon & Reindel (a partnership including a professional corporation), 80 Pine Street, New York, New York 10005.